Exhibit 11


                         AMERICAN WOODMARK CORPORATION

                       Computation of Earnings Per Share






                                               Fiscal Year Ended April 30
(in thousands, except per share amounts)      1995      1994         1993

Net income (loss)                             $5,356    $2,176      $(474)
Divided by weighted average shares
   outstanding                                 7,544     7,529       7,527

Earnings (loss) per share                     $.71       $.29       $(.06)